Mail Stop 6010
Via Facsimile and U.S. Mail

May 16, 2008

Mr. Stephen G. Walker
Senior Vice President, Controller and Chief Accounting Officer
Protective Life Corporation
2801 Highway 280 South
Birmingham, Alabama 35223

> **Re:** **Protective Life Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 001-11339**

Dear Mr. Walker:

We have reviewed your 2007 Form 10-K and have the following comments. We have considered your March 4, 2008 response to our February 19, 2008 letter in drafting our comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Managements' Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies - Reinsurance

1.   We acknowledge your response to comment one in our February 19th letter. We continue to believe, however, that given the magnitude of your reinsurance activities, additional disclosure about the methods, judgments and assumptions used in your application of SFAS 113 would benefit investors. For example, we understand that the cost of reinsurance for long duration policies is based on an analysis of expected cash flows between the ceding and assuming companies on a discounted basis. These net reinsurance cash flows are adjusted so that they represent a constant percentage of premium income for reinsurance of SFAS 60 products and expected gross profits for reinsurance of SFAS 97 products. Please revise your disclosure to describe the methods and assumptions used to recognize the cost of reinsurance. Also, for each segment disclose the effect on your financial position and operations of reasonably likely changes in these assumptions.

Results by Business Segment

2.   Please refer to your response to comment two in our February 19th letter. Please revise your disclosure to discuss how changes made to your reinsurance agreements impact the cost of reinsurance disclosed for each segment. Also, as originally requested, please disclose any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on your financial position, operating results and cash flows. In addition, please revise your disclosure to address the following:

- Your disclosure does not quantify or explain changes in the relationship between cost of reinsurance and premium income recognized for SFAS 60 products and expected gross profits for SFAS 97 products. Quantify and explain variations in these relationships for each segment and period presented
- You state that "premium rates charged by the Company are based, in part, on the assumption that reinsurance will be available at a certain cost." In view of the magnitude of your reinsurance activities, describe and quantify the impact of variations between the reinsurance cost assumption in your premium rates and the actual cost of reinsurance for each business segment and period presented.
- You state that "increasing costs of reinsurance continues to present challenges both from a new product pricing and capital management perspective." In view of the magnitude of your reinsurance activities,

quantify the increases in cost of reinsurance for each period presented and
the reasonably likely increases expected in future periods.

- You appear to have changed your Life Marketing disclosure related to
reinsurance allowances for 2006 and 2005 by increasing allowances
received and amounts deferred by the same amount. Please explain to us
why you made these changes to your disclosure.

* * * *

Please respond to the comments within 10 business days or tell us when you will
provide us with a response. Your letter should key your responses to our comments.
Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR
under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
filings;
- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of the
United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don
Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the
comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant